

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Rhonda Keaveney
Chief Executive Officer
Eline Entertainment Group, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

Re: Eline Entertainment Group, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed September 21, 2022
File No. 000-30451

Dear Ms. Keaveney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed September 21, 2022

Item 1. Business, page 1

1. We note your response to comment 2 and reissue the comment. Please specifically state whether there are any ongoing discussions or negotiations involving any merger candidates.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

2. We partially reissue comments 3 and 4. Please update the disclosure in this section as of the most recent practicable date, rather than the December 31, 2021 date provided. In addition, please provide clear disclosure that so long as Small Cap Compliance owns at least one share of Preferred D shares, it will have the majority of the voting power of the

company stock outstanding. Please also revise to include Ms. Keaveney separately in the table, as required by Item 403(b) of Regulation S-K. Lastly, please disclose the ownership of officers and directors as a group.

Item 5. Directors and Executive Officers, page 16

3.   We note your response to comment 6 and reissue the comment. Please include risk factor disclosure highlighting the risks associated with Ms. Keaveney's and Small Cap Compliance's current involvement with other companies for which she serves as the custodian, including, but not limited to, potential conflicts in searching for a merger candidate. In addition, please specifically identify each of the current business involvements of Ms. Keaveney and Small Cap Compliance.

4.   We note your response to comment 5 and we reissue the comment. Within your registration statement, please provide a breakdown of Ms. Keaveney and Small Cap Compliance's experience over each of the past five years, disclosing their prior performance history with such shell companies, including:
• The company's name;
• Their relationship with the company;
• Whether the company has engaged in a business combination;
• Whether the company registered any offerings under the Securities Act; and
• Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

In addition, please specifically note the experience, qualifications, attributes or skills that led to the conclusion that Ms. Keaveney should serve as a director, as required by Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 17

5.   We reissue comment 7. Please provide the summary compensation table, as required by Item 402(n) of Regulation S-K. Please disclose all compensation, direct and indirect, as required by Item 402(m)(1). We note that Small Cap Compliance, LLC, controlled by Ms. Keaveney, was compensated for its role as custodian.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction